Exhibit 4.1(e)

10 August 2004

Dr James Campbell

24 Cook Street

Newtown   3220

Victoria

Dear James

Offer of Employment

As discussed I would like to renew your position of Vice President of Operations with ChemGenex Pharmaceuticals Limited (“the Company”).

A Job Description which sets out the current responsibilities of this position is attached.  The Job Description may be revised and updated from time to time, and it is not unusual for this to happen, for instance, in association with the performance reviews referred to herein.

The principal conditions of this offer of employment are as follows.

1.     Organisation Relationships

You will report to the Managing Director & Chief Executive Officer unless notice is given by the Company about changed reporting relationships.

2.     Location

The present location for this position is Geelong, Victoria.

3.     Commencement Date & Duration

The commencing date of employment, constituted by your acceptance of this offer, is 1 September 2004.  This employment will continue until 31 August 2005 unless terminated beforehand in accordance with clause 18 hereof.

4.     Remuneration

(a)   Remuneration is expressed as Total Remuneration Package (“TRP”), and your commencing TRP will be at the rate of $175,000 per annum (being a base of $160,550 and 9% superannuation contribution of $14,450).

PO Box 1069, Grovedale Victoria 3216, Australia   Telephone: +61 3 5227 2752   Facsimile: +61 3 5227 1322

Email: chemgenex@chemgenex.com   ABN 79 000 248 304

(b)   Salary (after tax and authorised deductions) is paid monthly by direct deposit into an account nominated by you at a bank or financial institution, provided that such institution participates in the electronic funds transfer (EFT) system.

(c)   It is the Company’s current policy to review remuneration on an annual basis and your remuneration will be reviewed in July each year.

(d)   It is agreed that your Salary is the basis for calculating superannuation contributions and your entitlements upon termination of employment, including any payments due in lieu of untaken annual leave or long service leave.

5.     Share Option Plan

You will be issued with 100,000 Options, subject to shareholder approval at the Company’s Annual General Meeting in 2004.

6.     Superannuation

The Company will make contributions to an agreed complying superannuation fund on your behalf in accordance with the provisions of the Superannuation Guarantee (Administration) Act 1992 (Cth).  Superannuation contributions are part of your TRP.

The Company makes no guarantee nor is it required to assure the availability of benefits from any superannuation fund(s).

7.     Hours of Work

Hours of work are a minimum of forty (40) per week, and may be worked at any time on any days by agreement, or in the absence of agreement at the Company’s direction.  Currently, days of work are Monday to Friday inclusive.

8.     Annual Leave

You will be entitled to four (4) weeks (20 working days) annual leave per annum, accrued and taken in accordance with the Company’s policy.  It is expected that annual leave will be taken within twelve (12) months of it falling due at a time agreed between yourself and the Company.  If the Company offers, and you accept an employment renewal before the expiry of this contract then there is a facility to carry forward up to two (2) weeks of unused annual leave.  The maximum balance of unused leave that may be held is six (6) weeks. It is agreed that you will carry forward one (1) week of annual leave from your existing contract (signed August 2003) into the new contract period. There is no separate loading paid on annual leave.

9.     Public Holidays

The Company observes public holidays legislated or proclaimed for the State of Victoria, in accordance with the Public Holidays Act 1993 (Victoria).  You will be entitled to paid time off work on legislated or proclaimed days that fall on your normal days of work, or substituted days by agreement.

10.  Long Service Leave

Long service leave entitlements accrue and are paid in accordance with the provisions of the Long Service Leave Act 1992 (Victoria).  The basic entitlement is thirteen (13) weeks leave after fifteen (15) years continuous employment with the Company.

11.  Sick Leave

(a)   You will be entitled to sick leave at the rate of ten (10) days per annum, to be accrued and taken in accordance with the Company’s policy.

(b)   Sick leave not used will accumulate for the term of your employment with the Company.

(c)   No payment is made in lieu of unused sick leave, either during your employment or on termination of your employment with the Company.

12.  Parental Leave

Parental leave (maternity, paternity, adoption leave) is unpaid leave which is granted and arranged in accordance with the provisions of Schedule 1A of the Workplace Relations Act 1996 (Cth.) (“WR Act”).  You will be entitled to parental leave in accordance with these provisions.

With respect to parental leave, the WR Act provides that to be eligible for such leave, an employee must have had at least twelve (12) months continuous service with his or her employer immediately preceding the date on which he or she commences leave.

It is acknowledged and agreed that in circumstances where you have not had at least twelve (12) months continuous employment with the Company immediately preceding the date on which you seek to commence parental leave, such that you are not entitled to leave in accordance with the provisions of the WR Act, the Company is under no obligation to grant any other type of paid or unpaid leave to you, and your employment with the Company will cease when you are unable to attend for work and perform the functions of your job.

13.  Workers’ Compensation

In the event that you are injured at work, you are covered by the provisions of the Accident Compensation Act 1985 (Victoria), and complementary Workcover legislation.

14.  Performance Review

Your performance will be reviewed and discussed with you at least every six (6) months, consistent with the conduct and practice of the Company’s performance management system.  This is an important opportunity for formal two-way communication about your performance, the content of your position and your future development.  It will include setting of objectives and/or performance indicators and, on occasions, adjustment of the accountabilities and responsibilities expected of this position.

15.  Travel and Business Related Expenses

You may be required to undertake business related travel, including interstate and overseas travel, at the Company’s expense.  In such circumstances you will receive reimbursement of business expenses reasonably and actually incurred in accordance with the Company’s expense reimbursement policy.

16.  Company Policies

You will be bound by the employment policies and procedures adopted by the Company as varied from time to time, including policies dealing with Harassment, Equal Opportunity and Anti-discrimination and Smoking in the Workplace.  You are required to be familiar with these policies and procedures.

17.  Issues, Grievances and Disputes

If any issue, grievance or dispute arises, it must be dealt with in the following manner:

(a)   The matter must first be discussed by you with the Managing Director & Chief Executive Officer.

(b)   If not settled, the matter must then be discussed with the Managing Director & Chief Executive Officer and another non executive Director appointed by the Board for this purpose.

(c)   If the matter is not resolved, it may be submitted to an agreed mediator by either yourself or the Company for the purposes of conciliation or mediation.  At this stage either yourself or the Company may be represented by an adviser or advocate (eg., barrister or solicitor).

(d)   Until the matter is resolved your responsibilities must be exercised at the direction of the Company.  No one shall be prejudiced as to the final settlement by the continuance of work in accordance with this process.

(e)   You and the Company must cooperate to ensure that these procedures are carried out expeditiously.

18.  Contract of Employment

(a)   This position is defined as full time employment.

(b)   The Company may require you to undertake different work assignments or job responsibilities during the course of your employment, either with the Company or with a subsidiary company, an associated company, an associated business or organisation.  In such circumstances there would be no reduction in your TRP.

(c)   Your employment may be terminated by either yourself or the Company by giving three (3) months notice in writing, or by the Company without notice by paying three (3) months TRP in lieu of notice.

(d)   When either you or the Company has given notice of termination of your employment, the Company may require you to:

(i)            not perform any work for it; or

(ii)           not attend the Company’s place(s) of business; or

(iii)          perform only those duties which the Company specifies to you.

(e)   In addition, the Company has the right to terminate your employment without notice for serious misconduct or serious or persistent breach of your terms or conditions of employment and in such case your Salary and other entitlements will be paid up to the time of termination only.

19.  Confidentiality

It is a condition of your employment that you will not disclose nor use at any time either during your employment or thereafter, any policy, practice, procedure, customer information, supplier information, trade secret, financial, business, confidential or other data belonging to or concerning the business operations or affairs of or otherwise relating to the Company or any associated companies, their clients, customers and other business organisations acquired in the course of your employment with the Company without first obtaining the Company’s written consent to such disclosure, except such disclosure as may otherwise be specifically required or permitted by the Company, required by law or unless such information has become public knowledge through no action by yourself.

20.  Return of Documents and Equipment

Upon termination of your employment you must return to the Company or its authorised representative all policies, procedures, plans, statistics, documents, records, data, computer tapes or discs, papers or equipment in your possession or control which relate in any way to the business or affairs of the Company or any related Company, or belongs to the Company.  You are not entitled to retain any equipment or a copy of any document referred to in this clause.

21.  Intellectual Property

If during the period of your employment, you or you and the Company jointly, formulate, discover, develop or construct any invention and or system associated with the Company’s business, all rights, interest and title to such formulas, discoveries, inventions and or systems shall vest in the Company including without limitation any rights to any application in relation to a discovery or invention which you may file in the Commonwealth of Australia or elsewhere for the period of two (2) years after the termination of your employment with the Company in respect of any such discoveries, inventions and or systems.  It is further agreed that you will promptly inform the Company in writing, of any and all such inventions and systems.

22.  Non Solicitation

You agree that you will not for yourself or for any other person, for one (1) year after your employment with the Company ends, within Australia, without the written consent of the Company, directly or indirectly do any of the following:

(a)   solicit, interfere with or endeavour to entice away from the Company any person, firm or company who was or has been, during the last one (1) year of your employment, a client or customer of the Company (being a client or customer) to whom you provided services while employed by the Company;

(b)   solicit, interfere with or endeavour to entice away from the Company any employee of the Company;

(c)   provide services or accept any request to provide services to or accept employment with a person, firm or company who has been a client or customer of the Company during the last one (1) year of your employment with the Company (being a client or customer to whom you provided services while employed by the Company);

(d)   counsel, procure or assist any person or company to do any of the acts referred to in this clause.

23.  Governing Law

Your employment, these terms and conditions and the determination of any disputes or claims arising in relation thereto are governed by the laws of the State of Victoria.

24.  Representation

We trust that the terms and conditions of employment outlined in this letter are consistent with and include all the principal issues covered during our discussions.  If you have any concerns about these matters, please contact us prior to indicating your acceptance of this offer of employment.

Please indicate your acceptance of this offer of employment and the terms and conditions set out in this letter, by signing the duplicate copy and returning it to us as soon as practicable.

Yours sincerely

G. R. Collier
Managing Director & Chief Executive Officer

Acceptance

I confirm acceptance of the offer of employment and the conditions set out in this letter.

(signed)	(date)